# STATEMENT OF INVESTMENTS
**Dreyfus Investment Portfolios, Core Value Portfolio**
**March 31, 2008 (Unaudited)**

| Common Stocks--99.7% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--10.0%** | | |
| Gap | 18,780 | 369,590 |
| Johnson Controls | 9,240 | 312,312 |
| Lowe's Cos. | 13,350 | 306,249 |
| Macy's | 6,660 | 153,580 |
| McDonald's | 5,620 | 313,427 |
| News, Cl. A | 49,400 | 926,250 |
| Omnicom Group | 16,060 | 709,531 |
| Philip Morris International | 24,680 a | 1,248,314 |
| Royal Caribbean Cruises | 9,770 b | 321,433 |
| Time Warner | 17,710 | 248,294 |
| TJX Cos. | 13,360 | 441,815 |
| Toll Brothers | 8,910 a | 209,207 |
| Viacom, Cl. B | 12,300 a | 487,326 |
| | | **6,047,328** |
| **Consumer Staples--10.2%** | | |
| Altria Group | 24,680 | 547,896 |
| Cadbury Schweppes, ADR | 14,540 | 642,959 |
| CVS Caremark | 16,970 | 687,454 |
| Estee Lauder, Cl. A | 7,350 | 336,998 |
| Kraft Foods, Cl. A | 24,045 | 745,635 |
| Molson Coors Brewing, Cl. B | 6,240 | 328,037 |
| Procter & Gamble | 28,070 | 1,966,865 |
| Wal-Mart Stores | 10,750 | 566,310 |
| Walgreen | 8,600 | 327,574 |
| | | **6,149,728** |
| **Energy--17.4%** | | |
| Anadarko Petroleum | 4,040 | 254,641 |
| Chesapeake Energy | 13,210 | 609,641 |
| Chevron | 20,290 | 1,731,954 |
| Devon Energy | 14,620 | 1,525,305 |
| EOG Resources | 5,010 | 601,200 |
| Exxon Mobil | 24,664 | 2,086,081 |
| Hess | 4,900 | 432,082 |
| Marathon Oil | 18,990 | 865,944 |
| Occidental Petroleum | 13,170 | 963,649 |
| Valero Energy | 8,330 | 409,086 |
| XTO Energy | 16,255 | 1,005,534 |
| | | **10,485,117** |
| **Financial--24.6%** | | |
| American International Group | 16,836 | 728,157 |
| Ameriprise Financial | 6,050 | 313,692 |
| AON | 6,970 | 280,194 |
| Bank of America | 35,400 | 1,342,014 |
| Capital One Financial | 3,650 | 179,653 |
| Chubb | 10,710 | 529,931 |

| | | |
|---|---:|---:|
| Citigroup | 35,410 | 758,482 |
| Federal National Mortgage Association | 14,580 | 383,746 |
| Franklin Resources | 2,720 | 263,813 |
| Freddie Mac | 6,000 | 151,920 |
| Genworth Financial, Cl. A | 12,550 | 284,132 |
| Goldman Sachs Group | 4,530 | 749,217 |
| Invesco | 22,590 | 550,292 |
| JPMorgan Chase & Co. | 41,180 | 1,768,681 |
| Lincoln National | 9,530 | 495,560 |
| Merrill Lynch & Co. | 13,570 | 552,842 |
| MetLife | 10,290 | 620,075 |
| Morgan Stanley | 9,030 | 412,671 |
| Northern Trust | 6,390 | 424,743 |
| PNC Financial Services Group | 7,740 | 507,512 |
| Principal Financial Group | 7,080 | 394,498 |
| Prudential Financial | 5,120 | 400,640 |
| State Street | 3,800 | 300,200 |
| T. Rowe Price Group | 6,510 | 325,500 |
| U.S. Bancorp | 24,110 | 780,200 |
| Wachovia | 10,940 | 295,380 |
| Wells Fargo & Co. | 36,940 | 1,074,954 |
| | | **14,868,699** |
| **Health Care--8.0%** | | |
| Abbott Laboratories | 19,800 | 1,091,970 |
| Amgen | 6,390 a | 266,974 |
| Baxter International | 9,900 | 572,418 |
| Covidien | 8,037 | 355,637 |
| Laboratory Corp. of America Holdings | 4,020 a | 296,194 |
| Merck & Co. | 17,890 | 678,926 |
| Thermo Fisher Scientific | 6,790 a | 385,944 |
| Wyeth | 28,400 | 1,185,984 |
| | | **4,834,047** |
| **Industrial--10.3%** | | |
| Deere & Co. | 4,740 | 381,285 |
| Dover | 6,600 | 275,748 |
| Eaton | 7,290 | 580,794 |
| General Electric | 75,460 | 2,792,775 |
| Honeywell International | 6,900 | 389,298 |
| Lockheed Martin | 2,970 | 294,921 |
| Raytheon | 6,460 | 417,381 |
| Tyco International | 4,937 | 217,475 |
| Union Pacific | 3,270 | 409,993 |
| Waste Management | 13,110 | 439,972 |
| | | **6,199,642** |
| **Information Technology--4.0%** | | |
| Accenture, Cl. A | 8,730 | 307,034 |
| Automatic Data Processing | 9,090 | 385,325 |
| Hewlett-Packard | 7,090 | 323,729 |
| Intel | 13,060 | 276,611 |
| International Business Machines | 2,930 | 337,360 |

| | | |
|---|---:|---:|
| Microsoft | 9,510 | 269,894 |
| NCR | 8,380 a | 191,315 |
| Tyco Electronics | 9,997 | 343,097 |
| | | **2,434,365** |
| **Materials--2.7%** | | |
| Air Products & Chemicals | 3,510 | 322,920 |
| Allegheny Technologies | 3,490 | 249,046 |
| Celanese, Ser. A | 7,710 | 301,076 |
| Dow Chemical | 8,380 | 308,803 |
| Freeport-McMoRan Copper & Gold | 4,440 | 427,217 |
| | | **1,609,062** |
| **Telecommunications--5.2%** | | |
| AT & T | 57,060 | 2,185,398 |
| Verizon Communications | 26,860 | 979,047 |
| | | **3,164,445** |
| **Utilities--7.3%** | | |
| Constellation Energy Group | 6,840 | 603,767 |
| Entergy | 8,480 | 924,998 |
| Exelon | 11,580 | 941,107 |
| FPL Group | 4,700 | 294,878 |
| NRG Energy | 7,650 a,b | 298,274 |
| Questar | 12,680 | 717,181 |
| Southern | 17,030 | 606,438 |
| | | **4,386,643** |
| **Total Common Stocks** | | |
| (cost $53,367,224) | | **60,179,076** |

**Other Investment--.6%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $333,000) | 333,000 c | **333,000** |

**Investment of Cash Collateral for
Securities Loaned--1.0%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $574,362) | 574,362 c | **574,362** |
| | | |
| **Total Investments** (cost $54,274,586) | **101.3%** | **61,086,438** |
| **Liabilities, Less Cash and Receivables** | **(1.3%)** | **(784,795)** |
| **Net Assets** | **100.0%** | **60,301,643** |

ADR - American Depository Receipts

a    Non-income producing security.

b    All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on
     loan is $557,736 and the total market value of the collateral held by the portfolio is $574,362.

c    Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $54,274,586.  Net unrealized
appreciation on investments was $6,811,852 of which $10,875,011 related to appreciated investment securities and $4,063,159

related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

| Valuation Inputs | Investments in Securities ($) | Other Financial Instruments* ($) |
|---|---|---|
| Level 1 - Quoted Prices | 61,086,438 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 61,086,438 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

# STATEMENT OF INVESTMENTS
**Dreyfus Investment Portfolios, Midcap Stock Portfolio**
**March 31, 2008 (Unaudited)**

| Common Stocks--99.4% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--12.3%** | | |
| Aeropostale | 86,575 a,b | 2,347,048 |
| American Greetings, Cl. A | 80,300 | 1,489,565 |
| Apollo Group, Cl. A | 7,450 b | 321,840 |
| AutoZone | 10,700 b | 1,217,981 |
| Big Lots | 24,500 a,b | 546,350 |
| Blyth | 55,700 | 1,098,404 |
| Brinker International | 108,850 | 2,019,167 |
| Choice Hotels International | 35,550 a | 1,212,611 |
| Coach | 38,100 b | 1,148,715 |
| DISH Network, Cl. A | 18,700 b | 537,251 |
| Dollar Tree | 91,400 b | 2,521,726 |
| Expedia | 35,250 a,b | 771,622 |
| Family Dollar Stores | 79,150 a | 1,543,425 |
| GameStop, Cl. A | 59,300 b | 3,066,403 |
| Gentex | 106,750 a | 1,830,762 |
| Hanesbrands | 40,650 a,b | 1,186,980 |
| Hasbro | 45,450 a | 1,268,055 |
| ITT Educational Services | 22,800 a,b | 1,047,204 |
| Priceline.com | 9,050 a,b | 1,093,783 |
| Ross Stores | 19,900 | 596,204 |
| Scholastic | 29,800 a,b | 902,046 |
| Snap-On | 23,700 | 1,205,145 |
| Sotheby's | 48,400 a | 1,399,244 |
| Tiffany & Co. | 26,900 a | 1,125,496 |
| Warnaco Group | 50,050 a,b | 1,973,972 |
| | | **33,470,999** |
| **Consumer Staples--4.4%** | | |
| BJ's Wholesale Club | 17,400 b | 621,006 |
| Church & Dwight | 54,900 | 2,977,776 |
| Herbalife | 20,050 | 952,375 |
| Hormel Foods | 76,050 | 3,168,243 |
| PepsiAmericas | 41,100 | 1,049,283 |
| Universal | 46,800 a | 3,066,804 |
| | | **11,835,487** |
| **Energy--11.1%** | | |
| Cameron International | 59,300 a,b | 2,469,252 |
| Chesapeake Energy | 9,500 | 438,425 |
| Cimarex Energy | 73,650 a | 4,031,601 |
| Denbury Resources | 130,000 b | 3,711,500 |
| FMC Technologies | 40,300 b | 2,292,667 |
| Frontier Oil | 38,850 | 1,059,051 |
| Frontline | 45,900 a | 2,112,318 |
| Holly | 22,650 a | 983,236 |
| National Oilwell Varco | 40,500 a,b | 2,364,390 |
| Noble Energy | 53,200 | 3,872,960 |
| Patterson-UTI Energy | 47,600 | 1,246,168 |
| Pride International | 25,150 b | 878,992 |
| Sunoco | 9,500 | 498,465 |
| Superior Energy Services | 33,750 b | 1,337,175 |
| Swift Energy | 26,400 b | 1,187,736 |
| Tidewater | 27,350 a | 1,507,258 |

| | | 29,991,194 |
|---|---|---|
| **Financial--15.3%** | | |
| AMB Property | 34,150 | 1,858,443 |
| American Financial Group | 71,775 | 1,834,569 |
| Cincinnati Financial | 45,100 | 1,715,604 |
| Endurance Specialty Holdings | 26,400 a | 966,240 |
| Everest Re Group | 6,300 | 564,039 |
| FirstMerit | 82,100 a | 1,696,186 |
| HCC Insurance Holdings | 134,550 | 3,052,940 |
| Hospitality Properties Trust | 134,400 a | 4,572,288 |
| Host Hotels & Resorts | 65,000 | 1,034,800 |
| Janus Capital Group | 61,700 | 1,435,759 |
| Jefferies Group | 49,550 a | 799,241 |
| Jones Lang LaSalle | 45,400 a | 3,511,236 |
| National Retail Properties | 33,000 a | 727,650 |
| Nationwide Financial Services, Cl. A | 11,350 | 536,628 |
| Philadelphia Consolidated Holding | 28,300 b | 911,260 |
| Potlatch | 18,800 | 775,876 |
| ProLogis | 45,950 | 2,704,617 |
| Raymond James Financial | 81,000 | 1,861,380 |
| Reinsurance Group of America | 19,100 a | 1,039,804 |
| SEI Investments | 16,700 | 412,323 |
| StanCorp Financial Group | 25,300 | 1,207,063 |
| SVB Financial Group | 30,200 a,b | 1,317,928 |
| TCF Financial | 173,700 | 3,112,704 |
| Unum Group | 63,850 | 1,405,338 |
| W.R. Berkley | 36,100 | 999,609 |
| Weingarten Realty Investors | 39,500 a | 1,360,380 |
| | | **41,413,905** |
| **Health Care--11.9%** | | |
| Apria Healthcare Group | 81,700 b | 1,613,575 |
| CIGNA | 24,250 | 983,822 |
| Dentsply International | 96,900 | 3,740,340 |
| Edwards Lifesciences | 47,000 a,b | 2,093,850 |
| Endo Pharmaceuticals Holdings | 24,200 b | 579,348 |
| Health Net | 28,000 b | 862,400 |
| Henry Schein | 30,600 a,b | 1,756,440 |
| Humana | 26,100 b | 1,170,846 |
| Intuitive Surgical | 18,400 a,b | 5,968,040 |
| Invitrogen | 63,250 b | 5,405,978 |
| Kinetic Concepts | 37,300 b | 1,724,379 |
| King Pharmaceuticals | 89,100 b | 775,170 |
| Lincare Holdings | 76,600 b | 2,153,226 |
| Medicis Pharmaceutical, Cl. A | 42,750 a | 841,747 |
| STERIS | 39,600 | 1,062,468 |
| Warner Chilcott, Cl. A | 80,600 b | 1,450,800 |
| | | **32,182,429** |
| **Industrial--15.1%** | | |
| AGCO | 38,850 a,b | 2,326,338 |
| Allied Waste Industries | 289,650 b | 3,131,116 |
| Applied Industrial Technologies | 43,850 | 1,310,677 |
| Dun & Bradstreet | 39,300 | 3,198,234 |
| EMCOR Group | 26,650 a,b | 591,897 |
| Fastenal | 8,850 a | 406,481 |
| Fluor | 13,000 | 1,835,080 |
| Gardner Denver | 55,700 b | 2,066,470 |
| GATX | 42,200 | 1,648,754 |

| | | |
|---|---|---:|
| Harsco | 10,550 | 584,259 |
| Herman Miller | 19,250 a | 472,973 |
| HNI | 24,400 a | 656,116 |
| Hubbell, Cl. B | 57,250 | 2,501,253 |
| Jacobs Engineering Group | 21,800 b | 1,604,262 |
| Kennametal | 22,500 | 662,175 |
| L-3 Communications Holdings | 8,300 | 907,522 |
| Manitowoc | 41,700 | 1,701,360 |
| Manpower | 34,200 | 1,924,092 |
| Oshkosh | 30,700 a | 1,113,796 |
| Rockwell Automation | 26,500 | 1,521,630 |
| SPX | 27,550 | 2,889,995 |
| Steelcase, Cl. A | 56,600 a | 625,996 |
| Teleflex | 51,050 | 2,435,596 |
| Thomas & Betts | 21,300 b | 774,681 |
| URS | 25,200 b | 823,788 |
| W.W. Grainger | 20,500 | 1,565,995 |
| Werner Enterprises | 37,500 a | 696,000 |
| Zebra Technologies, Cl. A | 32,400 b | 1,079,568 |
| | | **41,056,104** |
| **Information Technology--13.0%** | | |
| Activision | 61,400 b | 1,676,834 |
| ADC Telecommunications | 166,400 b | 2,010,112 |
| ADTRAN | 23,900 a | 442,150 |
| Avnet | 22,800 b | 746,244 |
| CA | 52,100 a | 1,172,250 |
| CommScope | 81,600 a,b | 2,842,128 |
| Computer Sciences | 45,900 b | 1,872,261 |
| Dolby Laboratories, Cl. A | 18,050 a,b | 654,493 |
| Dycom Industries | 65,400 b | 785,454 |
| Harris | 28,600 | 1,387,958 |
| Intersil, Cl. A | 93,300 | 2,395,011 |
| Lam Research | 13,200 b | 504,504 |
| MasterCard, Cl. A | 4,600 a | 1,025,754 |
| McAfee | 77,200 b | 2,554,548 |
| MPS Group | 85,900 b | 1,015,338 |
| NCR | 34,100 b | 778,503 |
| NVIDIA | 49,800 b | 985,542 |
| Parametric Technology | 52,200 b | 834,156 |
| Semtech | 144,100 a,b | 2,064,953 |
| Synopsys | 38,100 b | 865,251 |
| Tech Data | 43,400 b | 1,423,520 |
| Teradata | 34,100 b | 752,246 |
| Total System Services | 48,550 a | 1,148,693 |
| Vishay Intertechnology | 61,900 b | 560,814 |
| Western Digital | 105,550 b | 2,854,072 |
| Xerox | 94,150 | 1,409,426 |
| Zoran | 45,950 a,b | 627,677 |
| | | **35,389,892** |
| **Materials--7.8%** | | |
| AK Steel Holding | 77,900 | 4,239,318 |
| Carpenter Technology | 36,400 | 2,037,308 |
| CF Industries Holdings | 15,200 | 1,575,024 |
| Crown Holdings | 61,300 b | 1,542,308 |
| Lubrizol | 20,000 | 1,110,200 |
| Mosaic | 16,400 b | 1,682,640 |
| Olin | 41,800 | 825,968 |
| Owens-Illinois | 40,500 b | 2,285,415 |

| | | |
|---|---|---|
| Reliance Steel & Aluminum | 16,900 | 1,011,634 |
| Sonoco Products | 48,700 | 1,394,281 |
| Terra Industries | 96,100 a,b | 3,414,433 |
| | | **21,118,529** |
| **Telecommunication Services--1.2%** | | |
| Telephone & Data Systems | 49,300 | 1,936,011 |
| Windstream | 99,100 | 1,184,245 |
| | | **3,120,256** |
| **Utilities--7.3%** | | |
| Alliant Energy | 59,650 | 2,088,347 |
| CenterPoint Energy | 224,800 | 3,207,896 |
| ONEOK | 34,700 | 1,548,661 |
| Pepco Holdings | 57,750 | 1,427,580 |
| Portland General Electric | 31,000 | 699,050 |
| Sempra Energy | 25,950 | 1,382,616 |
| Sierra Pacific Resources | 365,200 | 4,612,476 |
| Southern Union | 102,200 | 2,378,194 |
| UGI | 32,700 | 814,884 |
| WGL Holdings | 47,200 | 1,513,232 |
| | | **19,672,936** |
| **Total Common Stocks** | | |
| (cost $281,669,629) | | **269,251,731** |
| | | |
| **Other Investment--.7%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $2,044,000) | 2,044,000 c | **2,044,000** |
| | | |
| **Investment of Cash Collateral for** | | |
| **Securities Loaned--18.4%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $49,747,202) | 49,747,202 c | **49,747,202** |
| | | |
| **Total Investments** (cost $333,460,831) | **118.5%** | **321,042,933** |
| **Liabilities, Less Cash and Receivables** | **(18.5%)** | **(50,229,199)** |
| **Net Assets** | **100.0%** | **270,813,734** |

a    All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on
     loan is $48,157,702 and the total market value of the collateral held by the portfolio is $49,747,202.
b    Non-income producing security.
c    Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $333,460,831.  Net unrealized
depreciation on investments was $12,417,897 of which $18,885,075 related to appreciated investment securities and $31,302,972
related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

| Valuation Inputs | Investments in Securities ($) | Other Financial Instruments* ($) |
|---|---|---|
| Level 1 - Quoted Prices | 321,042,933 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 321,042,933 | 0 |

* Other financial instruments include futures, forwards and swap contracts.

## STATEMENT OF INVESTMENTS
**Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio**
**March 31, 2008 (Unaudited)**

| Common Stocks--99.5% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--12.7%** | | |
| 4Kids Entertainment | 6,000 a | 58,620 |
| Aaron Rents | 42,300 b | 911,142 |
| AH Belo, Cl. A | 10,200 | 116,586 |
| Arbitron | 15,300 b | 660,348 |
| Audiovox, Cl. A | 2,350 a | 25,098 |
| Big 5 Sporting Goods | 12,800 b | 112,256 |
| Blue Nile | 10,300 a,b | 557,745 |
| Bright Horizons Family Solutions | 16,500 a,b | 710,160 |
| Brown Shoe | 28,975 | 436,653 |
| Buffalo Wild Wings | 7,900 a,b | 193,550 |
| Building Materials Holding | 20,400 b | 89,352 |
| Cabela's | 23,950 a,b | 339,132 |
| California Pizza Kitchen | 12,350 a,b | 161,908 |
| Cato, Cl. A | 19,650 | 293,571 |
| CEC Entertainment | 20,350 a | 587,708 |
| Champion Enterprises | 50,600 a,b | 507,518 |
| Charlotte Russe Holding | 19,500 a | 338,130 |
| Children's Place Retail Stores | 14,700 a,b | 361,032 |
| Christopher & Banks | 23,250 b | 232,268 |
| CKE Restaurants | 30,300 | 339,966 |
| CPI | 2,000 b | 34,540 |
| Crocs | 55,150 a,b | 963,470 |
| Deckers Outdoor | 9,900 a,b | 1,067,418 |
| Dress Barn | 23,750 a,b | 307,325 |
| Drew Industries | 11,600 a,b | 283,736 |
| Ethan Allen Interiors | 18,800 b | 534,484 |
| Finish Line, Cl. A | 27,200 | 129,472 |
| Fleetwood Enterprises | 42,500 a,b | 195,500 |
| Fossil | 35,000 a,b | 1,068,900 |
| Fred's, Cl. A | 30,450 b | 312,112 |
| Genesco | 13,700 a,b | 316,607 |
| Group 1 Automotive | 13,900 b | 326,372 |
| Gymboree | 22,500 a | 897,300 |
| Haverty Furniture | 11,800 b | 125,552 |
| Hibbett Sports | 19,000 a,b | 293,360 |
| Hillenbrand | 38,000 a | 839,800 |
| Hot Topic | 27,670 a | 119,258 |
| Iconix Brand Group | 44,600 a,b | 773,810 |
| IHOP | 8,900 b | 426,310 |
| Interface, Cl. A | 41,200 | 578,860 |
| Jack in the Box | 42,400 a | 1,139,288 |
| JAKKS Pacific | 23,000 a,b | 634,110 |
| Jo-Ann Stores | 14,925 a,b | 219,845 |
| JoS. A. Bank Clothiers | 14,075 a,b | 288,538 |
| K-Swiss, Cl. A | 12,900 b | 204,078 |

| | | |
|---|---|---|
| La-Z-Boy | 26,400 b | 220,176 |
| Landry's Restaurants | 11,000 b | 179,080 |
| Libbey | 8,800 | 148,192 |
| Lithia Motors, Cl. A | 10,000 b | 101,600 |
| Live Nation | 50,650 a,b | 614,385 |
| LKQ | 72,100 a | 1,620,087 |
| M/I Homes | 8,200 b | 139,236 |
| Maidenform Brands | 13,400 a | 218,018 |
| Marcus | 20,800 b | 399,360 |
| MarineMax | 1,700 a,b | 21,182 |
| Men's Wearhouse | 33,200 b | 772,564 |
| Meritage Homes | 13,000 a,b | 251,160 |
| Midas | 11,100 a,b | 190,809 |
| Monaco Coach | 18,600 b | 176,328 |
| Monarch Casino & Resort | 13,400 a,b | 237,314 |
| Movado Group | 16,700 | 325,483 |
| Multimedia Games | 19,800 a,b | 105,732 |
| National Presto Industries | 4,400 | 230,560 |
| Nautilus | 2,600 b | 8,554 |
| O'Charleys | 14,100 | 162,432 |
| Oxford Industries | 5,600 | 126,168 |
| P.F. Chang's China Bistro | 18,000 a,b | 511,920 |
| Panera Bread, Cl. A | 21,000 a,b | 879,690 |
| Papa John's International | 19,200 a | 464,832 |
| PEP Boys-Manny Moe & Jack | 24,000 b | 239,040 |
| Perry Ellis International | 5,600 a | 122,248 |
| PetMed Express | 14,800 a | 164,132 |
| Pinnacle Entertainment | 33,650 a,b | 430,720 |
| Polaris Industries | 21,300 b | 873,513 |
| Pool | 24,425 b | 461,388 |
| Pre-Paid Legal Services | 5,200 a | 220,532 |
| Quiksilver | 66,000 a | 647,460 |
| Radio One, Cl. D | 45,500 a,b | 69,160 |
| Red Robin Gourmet Burgers | 10,700 a | 401,999 |
| Russ Berrie & Co. | 6,700 a,b | 94,202 |
| Ruth's Chris Steak House | 4,700 a,b | 32,477 |
| Select Comfort | 38,050 a,b | 136,980 |
| Shuffle Master | 18,350 a,b | 98,172 |
| Skechers USA, Cl. A | 24,800 a | 501,208 |
| Skyline | 2,600 b | 72,332 |
| Sonic | 47,825 a,b | 1,054,063 |
| Sonic Automotive, Cl. A | 21,200 | 435,660 |
| Spartan Motors | 20,550 b | 173,853 |
| Stage Stores | 27,450 | 444,690 |
| Stamps.com | 13,900 a | 142,614 |
| Standard Motor Products | 5,800 | 35,496 |
| Standard-Pacific | 41,700 b | 202,662 |
| Steak n Shake | 1,100 a,b | 8,657 |
| Stein Mart | 4,800 | 26,976 |
| Sturm Ruger & Co. | 13,600 a | 112,064 |
| Superior Industries International | 12,000 b | 249,000 |
| Texas Roadhouse, Cl. A | 32,300 a,b | 316,540 |

| | | |
|---|---|---:|
| Tractor Supply | 21,150 a,b | 835,848 |
| Triarc, Cl. B | 39,200 | 270,872 |
| Tuesday Morning | 14,100 b | 73,038 |
| Tween Brands | 17,200 a,b | 425,528 |
| UniFirst | 10,500 | 389,445 |
| Universal Electronics | 7,900 a | 191,259 |
| Universal Technical Institute | 11,500 a,b | 134,895 |
| Volcom | 7,700 a,b | 155,617 |
| Winnebago Industries | 20,500 b | 346,450 |
| WMS Industries | 28,900 a | 1,039,533 |
| Wolverine World Wide | 38,400 | 1,113,984 |
| Zale | 21,400 a,b | 422,864 |
| Zumiez | 7,500 a,b | 117,675 |
| | | **40,502,496** |
| **Consumer Staples--3.6%** | | |
| Alliance One International | 65,900 a,b | 398,036 |
| Andersons | 12,500 b | 557,625 |
| Boston Beer, Cl. A | 5,300 a | 251,962 |
| Casey's General Stores | 31,200 b | 705,120 |
| Central Garden & Pet, Cl. A | 49,900 a | 221,556 |
| Chattem | 11,900 a,b | 789,446 |
| Flowers Foods | 52,449 b | 1,298,113 |
| Great Atlantic & Pacific Tea | 12,600 a | 330,372 |
| Hain Celestial Group | 26,100 a,b | 769,950 |
| J & J Snack Foods | 9,150 b | 251,350 |
| Lance | 17,700 b | 346,920 |
| Longs Drug Stores | 19,400 | 823,724 |
| Nash Finch | 10,300 b | 349,994 |
| Peet's Coffee & Tea | 8,150 a,b | 191,606 |
| Performance Food Group | 21,250 a | 694,450 |
| Ralcorp Holdings | 16,000 a,b | 930,400 |
| RC2 | 15,400 a,b | 322,938 |
| Sanderson Farms | 9,150 | 347,792 |
| Spartan Stores | 15,200 b | 316,920 |
| Spectrum Brands | 19,000 a,b | 86,830 |
| TreeHouse Foods | 21,300 a,b | 486,918 |
| United Natural Foods | 27,400 a,b | 512,654 |
| USANA Health Sciences | 7,400 a,b | 163,022 |
| WD-40 | 10,600 | 352,450 |
| | | **11,500,148** |
| **Energy--9.4%** | | |
| Atwood Oceanics | 19,700 a,b | 1,806,884 |
| Basic Energy Services | 9,700 a,b | 214,176 |
| Bristow Group | 15,300 a,b | 821,151 |
| Cabot Oil & Gas | 63,700 | 3,238,508 |
| CARBO Ceramics | 12,900 b | 517,290 |
| Dril-Quip | 17,850 a,b | 829,490 |
| Gulf Island Fabrication | 8,000 b | 229,760 |
| Helix Energy Solutions Group | 59,000 a | 1,858,500 |
| Hornbeck Offshore Services | 14,100 a,b | 643,947 |
| ION Geophysical | 49,800 a | 687,240 |
| Lufkin Industries | 8,700 | 555,234 |

| | | |
|---|---|---|
| Massey Energy | 56,100 | 2,047,650 |
| Matrix Service | 15,800 a | 271,444 |
| NATCO Group, Cl. A | 12,200 a | 570,350 |
| Oceaneering International | 37,550 a | 2,365,650 |
| Patriot Coal | 16,650 a,b | 782,050 |
| Penn Virginia | 24,250 | 1,069,182 |
| Petroleum Development | 9,200 a,b | 637,284 |
| PetroQuest Energy | 24,200 a,b | 419,628 |
| Pioneer Drilling | 34,200 a,b | 544,806 |
| SEACOR Holdings | 15,100 a,b | 1,288,936 |
| St. Mary Land & Exploration | 41,300 b | 1,590,050 |
| Stone Energy | 20,400 a | 1,067,124 |
| Superior Well Services | 10,100 a,b | 220,887 |
| Swift Energy | 21,300 a,b | 958,287 |
| Tetra Technologies | 43,050 a,b | 681,912 |
| Unit | 32,800 a | 1,858,120 |
| W-H Energy Services | 20,300 a | 1,397,655 |
| World Fuel Services | 20,000 b | 561,400 |
| | | **29,734,595** |
| **Financial--17.1%** | | |
| Acadia Realty Trust | 17,800 b | 429,870 |
| Anchor Bancorp Wisconsin | 10,700 b | 202,979 |
| Bank Mutual | 43,700 b | 469,338 |
| BankAtlantic Bancorp, Cl. A | 31,000 b | 121,210 |
| BankUnited Financial, Cl. A | 21,000 b | 105,210 |
| BioMed Realty Trust | 42,700 | 1,020,103 |
| Boston Private Financial Holdings | 27,000 b | 285,930 |
| Brookline Bancorp | 39,300 b | 451,164 |
| Cascade Bancorp | 19,800 b | 189,288 |
| Cash America International | 20,500 | 746,200 |
| Central Pacific Financial | 20,000 b | 377,000 |
| Colonial Properties Trust | 32,000 | 769,600 |
| Columbia Banking System | 9,000 | 201,420 |
| Community Bank System | 24,600 b | 604,176 |
| Corus Bankshares | 23,000 b | 223,790 |
| Deerfield Capital | 4,156 | 5,860 |
| Delphi Financial Group, Cl. A | 27,300 | 797,979 |
| DiamondRock Hospitality | 55,400 b | 701,918 |
| Dime Community Bancshares | 17,800 | 311,144 |
| Downey Financial | 10,150 b | 186,557 |
| East West Bancorp | 42,600 b | 756,150 |
| EastGroup Properties | 16,000 b | 743,360 |
| Entertainment Properties Trust | 21,300 b | 1,050,729 |
| Essex Property Trust | 16,400 | 1,869,272 |
| Extra Space Storage | 42,000 | 679,980 |
| Financial Federal | 17,550 b | 382,765 |
| First BanCorp/Puerto Rico | 54,500 | 553,720 |
| First Cash Financial Services | 17,000 a,b | 175,610 |
| First Commonwealth Financial | 36,600 b | 424,194 |
| First Financial Bancorp | 23,800 | 320,110 |
| First Midwest Bancorp | 32,000 | 888,640 |
| FirstFed Financial | 6,400 a,b | 173,760 |

| | | |
|---|---|---|
| Flagstar Bancorp | 25,000 b | 180,500 |
| Forestar Real Estate Group | 22,900 a,b | 570,439 |
| Franklin Bank | 19,000 a,b | 57,570 |
| Frontier Financial | 30,100 b | 532,168 |
| Glacier Bancorp | 37,400 b | 716,958 |
| Guaranty Financial Group | 22,800 a | 242,136 |
| Hancock Holding | 15,000 b | 630,300 |
| Hanmi Financial | 30,200 | 223,178 |
| Hilb, Rogal & Hobbs | 22,500 | 708,075 |
| Home Properties | 21,300 | 1,022,187 |
| Independent Bank | 13,470 b | 139,819 |
| Infinity Property & Casualty | 12,600 | 524,160 |
| Inland Real Estate | 41,500 b | 631,215 |
| Investment Technology Group | 30,600 a,b | 1,413,108 |
| Irwin Financial | 10,300 b | 54,693 |
| Kilroy Realty | 21,800 b | 1,070,598 |
| Kite Realty Group Trust | 19,000 | 266,000 |
| LaBranche & Co. | 31,000 a | 134,850 |
| LandAmerica Financial Group | 8,400 b | 331,548 |
| Lexington Realty Trust | 40,800 b | 587,928 |
| LTC Properties | 11,150 | 286,667 |
| Medical Properties Trust | 37,900 b | 429,028 |
| Mid-America Apartment Communities | 17,000 | 847,280 |
| Nara Bancorp | 15,800 b | 205,242 |
| National Penn Bancshares | 48,750 | 886,762 |
| National Retail Properties | 50,500 b | 1,113,525 |
| Navigators Group | 9,100 a | 495,040 |
| Old National Bancorp | 44,000 | 792,000 |
| optionsXpress Holdings | 33,500 b | 693,785 |
| Parkway Properties | 10,800 b | 399,168 |
| Pennsylvania Real Estate Investment Trust | 22,800 | 556,092 |
| Philadelphia Consolidated Holding | 37,200 a | 1,197,840 |
| Piper Jaffray | 9,800 a,b | 332,808 |
| Portfolio Recovery Associates | 10,500 b | 450,345 |
| Presidential Life | 13,900 b | 242,416 |
| PrivateBancorp | 13,100 b | 412,257 |
| ProAssurance | 19,700 a,b | 1,060,451 |
| Prosperity Bancshares | 24,200 | 693,572 |
| Provident Bankshares | 11,900 b | 127,806 |
| PS Business Parks | 10,300 b | 534,570 |
| Rewards Network | 14,400 a | 64,512 |
| RLI | 14,800 | 733,636 |
| Safety Insurance Group | 10,700 b | 365,191 |
| Selective Insurance Group | 38,100 b | 909,828 |
| Senior Housing Properties Trust | 65,300 b | 1,547,610 |
| Signature Bank | 16,700 a | 425,850 |
| South Financial Group | 44,700 b | 664,242 |
| Sovran Self Storage | 12,200 b | 521,062 |
| Sterling Bancorp | 14,300 b | 222,079 |
| Sterling Bancshares | 41,550 | 413,007 |
| Sterling Financial | 31,980 | 499,208 |

| | | |
|---|---|---:|
| Stewart Information Services | 6,900 b | 193,131 |
| Susquehanna Bancshares | 58,500 b | 1,191,645 |
| SWS Group | 15,650 | 191,400 |
| Tanger Factory Outlet Centers | 16,350 b | 628,985 |
| Tower Group | 13,100 | 329,727 |
| TradeStation Group | 17,000 a,b | 144,840 |
| Triad Guaranty | 6,000 a,b | 30,000 |
| Trustco Bank | 57,700 b | 512,953 |
| UCBH Holdings | 71,700 b | 556,392 |
| UMB Financial | 22,800 b | 939,360 |
| Umpqua Holdings | 39,700 b | 615,747 |
| United Bankshares | 29,500 b | 786,175 |
| United Community Banks | 25,250 b | 428,745 |
| United Fire & Casualty | 15,600 b | 583,440 |
| Whitney Holding | 42,500 b | 1,053,575 |
| Wilshire Bancorp | 13,700 b | 104,668 |
| Wintrust Financial | 14,400 b | 503,280 |
| World Acceptance | 11,500 a,b | 366,275 |
| Zenith National Insurance | 24,800 b | 889,328 |
| | | **54,429,001** |
| **Health Care--11.7%** | | |
| Abaxis | 10,600 a | 245,602 |
| Air Methods | 6,100 a | 295,057 |
| Allscripts Healthcare Solutions | 39,500 a,b | 407,640 |
| Alpharma, Cl. A | 23,750 a,b | 622,487 |
| Amedisys | 15,833 a,b | 622,870 |
| American Medical Systems Holdings | 44,800 a,b | 635,712 |
| AMERIGROUP | 37,600 a | 1,027,608 |
| AMN Healthcare Services | 18,200 a | 280,644 |
| AmSurg | 19,450 a,b | 460,576 |
| Analogic | 10,700 | 711,978 |
| ArQule | 22,600 a,b | 96,728 |
| ArthroCare | 18,700 a,b | 623,645 |
| BIOLASE Technology | 12,800 a,b | 39,552 |
| Cambrex | 23,700 b | 164,241 |
| Centene | 29,400 a | 409,836 |
| Chemed | 16,150 b | 681,530 |
| CONMED | 23,800 a | 610,232 |
| Cooper | 30,800 b | 1,060,444 |
| Cross Country Healthcare | 15,900 a | 196,683 |
| CryoLife | 13,300 a | 125,020 |
| Cubist Pharmaceuticals | 37,500 a | 690,750 |
| Cyberonics | 11,200 a | 162,400 |
| Datascope | 8,200 | 339,726 |
| Dionex | 14,000 a | 1,077,860 |
| Enzo Biochem | 18,916 a | 171,946 |
| Greatbatch | 15,400 a,b | 283,514 |
| Haemonetics | 16,900 a,b | 1,006,902 |
| HealthExtras | 19,000 a,b | 471,960 |
| Healthways | 20,100 a,b | 710,334 |
| HMS Holdings | 14,900 a | 425,395 |
| ICU Medical | 9,700 a | 279,069 |

| | | |
|---|---|---:|
| IDEXX Laboratories | 40,100 a | 1,975,326 |
| Immucor | 43,925 a | 937,360 |
| Integra LifeSciences Holdings | 10,900 a,b | 473,823 |
| Invacare | 22,300 b | 496,844 |
| Inventiv Health | 21,000 a,b | 605,010 |
| Kendle International | 8,100 a,b | 363,852 |
| Kensey Nash | 8,000 a,b | 231,600 |
| LCA-Vision | 16,050 b | 200,625 |
| LHC Group | 9,500 a,b | 159,600 |
| Lifecell | 17,300 a | 727,119 |
| Mannatech | 13,200 b | 94,116 |
| Martek Biosciences | 22,400 a | 684,768 |
| Matria Healthcare | 13,100 a,b | 292,130 |
| MedCath | 13,200 a | 240,240 |
| Mentor | 23,200 b | 596,704 |
| Meridian Bioscience | 23,150 b | 773,905 |
| Merit Medical Systems | 19,100 a | 302,353 |
| Molina Healthcare | 7,700 a,b | 188,034 |
| Noven Pharmaceuticals | 16,800 a,b | 150,864 |
| Odyssey HealthCare | 22,800 a | 205,200 |
| Omnicell | 20,900 a,b | 420,090 |
| Osteotech | 12,100 a | 57,475 |
| Owens & Minor | 25,900 | 1,018,906 |
| Palomar Medical Technologies | 14,000 a | 211,400 |
| PAREXEL International | 32,500 a | 848,250 |
| Pediatrix Medical Group | 32,800 a | 2,210,720 |
| PharmaNet Development Group | 12,050 a | 304,022 |
| PharMerica | 19,500 a,b | 323,115 |
| Phase Forward | 27,800 a | 474,824 |
| Possis Medical | 8,300 a,b | 161,684 |
| PSS World Medical | 51,800 a | 862,988 |
| Regeneron Pharmaceuticals | 38,100 a,b | 731,139 |
| RehabCare Group | 12,900 a | 193,500 |
| Res-Care | 15,500 a | 265,825 |
| Salix Pharmaceuticals | 28,700 a,b | 180,236 |
| Savient Pharmaceuticals | 25,550 a,b | 511,000 |
| Sciele Pharma | 25,000 a,b | 487,500 |
| Sunrise Senior Living | 31,100 a,b | 692,908 |
| SurModics | 7,250 a,b | 303,630 |
| Symmetry Medical | 22,100 a,b | 366,860 |
| Theragenics | 31,400 a | 123,716 |
| ViroPharma | 56,500 a,b | 505,110 |
| Vital Signs | 7,100 | 359,615 |
| West Pharmaceutical Services | 21,200 | 937,676 |
| | | **37,189,603** |

**Industrial--17.0%**

| | | |
|---|---|---:|
| A.O. Smith | 12,800 b | 420,736 |
| AAR | 25,000 a,b | 681,750 |
| ABM Industries | 27,500 | 617,100 |
| Acuity Brands | 30,700 b | 1,318,565 |
| Administaff | 14,900 b | 351,789 |
| Albany International, Cl. A | 14,750 b | 533,065 |

| | | |
|---|---|---:|
| Angelica | 3,200 | 57,408 |
| Apogee Enterprises | 19,450 | 299,530 |
| Applied Industrial Technologies | 23,350 | 697,931 |
| Applied Signal Technology | 10,200 | 120,360 |
| Arkansas Best | 17,600 b | 560,736 |
| Astec Industries | 12,700 a | 492,252 |
| Baldor Electric | 30,300 b | 848,400 |
| Barnes Group | 30,400 b | 697,680 |
| Bowne & Co. | 18,600 | 283,650 |
| Brady, Cl. A | 35,200 b | 1,176,736 |
| Briggs & Stratton | 30,500 b | 545,950 |
| C & D Technologies | 10,100 a,b | 50,702 |
| Cascade | 5,000 b | 246,550 |
| CDI | 10,300 | 258,015 |
| Ceradyne | 18,100 a | 578,476 |
| CLARCOR | 35,100 b | 1,247,805 |
| Coinstar | 18,000 a,b | 506,520 |
| Consolidated Graphics | 6,500 a,b | 364,325 |
| Cubic | 11,200 b | 318,416 |
| Curtiss-Wright | 29,700 b | 1,231,956 |
| EMCOR Group | 49,300 a | 1,094,953 |
| EnPro Industries | 14,400 a,b | 449,136 |
| Esterline Technologies | 20,000 a | 1,007,400 |
| Forward Air | 20,000 | 708,800 |
| Frontier Airlines Holdings | 9,300 a,b | 23,529 |
| G & K Services, Cl. A | 15,000 | 534,150 |
| Gardner Denver | 37,600 a | 1,394,960 |
| GenCorp | 36,500 a,b | 375,585 |
| Griffon | 14,600 a,b | 125,560 |
| Healthcare Services Group | 25,075 b | 517,548 |
| Heartland Express | 31,966 b | 455,835 |
| Heidrick & Struggles International | 12,900 b | 419,637 |
| Hub Group, Cl. A | 24,500 a,b | 805,805 |
| Insituform Technologies, Cl. A | 18,300 a,b | 253,089 |
| Kaman | 13,800 | 390,402 |
| Kaydon | 16,200 b | 711,342 |
| Kirby | 38,050 a | 2,168,850 |
| Knight Transportation | 33,175 b | 546,060 |
| Landstar System | 36,400 | 1,898,624 |
| Lawson Products | 1,800 | 49,590 |
| Lennox International | 41,600 | 1,496,352 |
| Lindsay | 7,800 b | 799,266 |
| Lydall | 11,800 a | 135,110 |
| Mesa Air Group | 28,300 a | 66,505 |
| Mobile Mini | 21,900 a,b | 416,100 |
| Moog, Cl. A | 25,550 a,b | 1,078,465 |
| Mueller Industries | 30,000 | 865,500 |
| NCI Building Systems | 11,900 a,b | 287,980 |
| Old Dominion Freight Line | 17,750 a,b | 564,982 |
| On Assignment | 9,300 a | 59,055 |
| Orbital Sciences | 35,600 a | 857,960 |
| Regal-Beloit | 20,300 b | 743,589 |

| | | |
|---|---|---:|
| Robbins & Myers | 25,500 | 832,575 |
| School Specialty | 12,500 a,b | 394,250 |
| Shaw Group | 54,700 a | 2,578,558 |
| Simpson Manufacturing | 20,750 b | 563,985 |
| SkyWest | 46,000 | 971,520 |
| Spherion | 48,500 a | 296,820 |
| Standard Register | 6,900 b | 53,751 |
| Standex International | 10,500 | 234,570 |
| Teledyne Technologies | 23,600 a | 1,109,200 |
| Tetra Tech | 40,600 a,b | 792,106 |
| Toro | 26,800 | 1,109,252 |
| Tredegar | 16,000 | 291,360 |
| Triumph Group | 9,150 | 520,910 |
| TrueBlue | 30,150 a | 405,216 |
| United Stationers | 16,400 a | 782,280 |
| Universal Forest Products | 11,600 b | 373,520 |
| Valmont Industries | 11,400 b | 1,001,946 |
| Viad | 8,950 | 322,290 |
| Vicor | 10,500 b | 125,370 |
| Volt Information Sciences | 7,950 a | 134,832 |
| Wabash National | 20,700 b | 186,093 |
| Waste Connections | 41,675 a | 1,281,090 |
| Watsco | 13,550 b | 561,241 |
| Watson Wyatt Worldwide, Cl. A | 30,100 | 1,708,175 |
| Watts Water Technologies, Cl. A | 17,400 b | 487,722 |
| Woodward Governor | 42,800 | 1,143,616 |
| | | **54,070,370** |
| **Information Technology--19.7%** | | |
| Actel | 17,500 a | 267,925 |
| Adaptec | 84,900 a | 249,606 |
| Advanced Energy Industries | 26,750 a | 354,705 |
| Agilysys | 13,600 b | 157,760 |
| Anixter International | 20,000 a,b | 1,280,800 |
| Ansoft | 12,400 a,b | 378,448 |
| ANSYS | 52,550 a,b | 1,814,026 |
| Arris Group | 94,556 a,b | 550,316 |
| ATMI | 20,600 a,b | 573,298 |
| Avid Technology | 21,367 a,b | 520,073 |
| Axcelis Technologies | 66,000 a,b | 369,600 |
| Bankrate | 8,000 a,b | 399,120 |
| Bel Fuse, Cl. B | 9,200 b | 256,312 |
| Belden | 29,000 b | 1,024,280 |
| Benchmark Electronics | 53,250 a | 955,838 |
| Black Box | 11,500 | 354,775 |
| Blackbaud | 26,800 b | 650,704 |
| Blue Coat Systems | 24,750 a,b | 545,490 |
| Brightpoint | 33,300 a | 278,388 |
| Brooks Automation | 49,612 a | 482,229 |
| Cabot Microelectronics | 16,000 a,b | 514,400 |
| CACI International, Cl. A | 20,600 a | 938,330 |
| Captaris | 22,000 a | 97,240 |
| Catapult Communications | 4,600 a | 23,690 |

| | | |
|---|---|---:|
| Checkpoint Systems | 27,500 a | 738,375 |
| CIBER | 32,900 a | 161,210 |
| Cognex | 27,000 b | 589,410 |
| Cohu | 14,000 | 227,500 |
| Comtech Telecommunications | 18,000 a,b | 702,000 |
| Concur Technologies | 27,750 a | 861,637 |
| CTS | 24,000 | 256,800 |
| CyberSource | 44,802 a | 654,557 |
| Cymer | 22,400 a,b | 583,296 |
| Daktronics | 19,900 b | 356,409 |
| DealerTrack Holdings | 18,600 a,b | 376,092 |
| Digi International | 19,000 a | 219,260 |
| Diodes | 18,650 a,b | 409,554 |
| Ditech Networks | 23,000 a,b | 67,620 |
| DSP Group | 21,000 a | 267,540 |
| Electro Scientific Industries | 16,800 a,b | 276,864 |
| Epicor Software | 41,000 a,b | 459,200 |
| EPIQ Systems | 14,900 a | 231,248 |
| Exar | 29,600 a,b | 243,608 |
| FactSet Research Systems | 29,700 b | 1,599,939 |
| FARO Technologies | 9,300 a | 289,974 |
| FEI | 20,500 a,b | 447,515 |
| FLIR Systems | 88,100 a,b | 2,650,929 |
| Gentiva Health Services | 22,700 a,b | 493,952 |
| Georgia Gulf | 21,000 a,b | 145,530 |
| Gerber Scientific | 12,000 a,b | 106,680 |
| Gevity HR | 16,300 | 141,158 |
| H.B. Fuller | 37,350 | 762,313 |
| Harmonic | 58,300 a,b | 443,080 |
| Hutchinson Technology | 16,900 a,b | 268,879 |
| Informatica | 62,900 a | 1,073,074 |
| InfoSpace | 24,500 b | 283,465 |
| Insight Enterprises | 38,000 a | 665,000 |
| Intevac | 14,400 a | 186,480 |
| Itron | 19,000 a,b | 1,714,370 |
| j2 Global Communications | 34,450 a,b | 768,924 |
| JDA Software Group | 17,900 a | 326,675 |
| Keithley Instruments | 7,000 | 67,900 |
| Knot | 19,150 a,b | 225,013 |
| Kopin | 46,100 a | 122,626 |
| Kulicke & Soffa Industries | 33,000 a,b | 157,740 |
| Littelfuse | 13,400 a | 468,598 |
| LoJack | 14,800 a | 187,072 |
| Manhattan Associates | 18,000 a | 412,740 |
| ManTech International, Cl. A | 16,600 a | 752,976 |
| MAXIMUS | 8,700 b | 319,377 |
| Mercury Computer Systems | 9,900 a | 55,638 |
| Methode Electronics | 31,200 | 364,728 |
| Micrel | 41,000 | 380,070 |
| Micros Systems | 54,000 a,b | 1,817,640 |
| Microsemi | 46,600 a | 1,062,480 |
| MKS Instruments | 35,000 a,b | 749,000 |

| | | |
|---|---|---|
| MTS Systems | 14,100 | 454,866 |
| NETGEAR | 24,600 a | 490,770 |
| Network Equipment Technologies | 8,600 a | 56,502 |
| Newport | 24,000 a,b | 268,080 |
| Novatel Wireless | 20,350 a | 196,988 |
| OM Group | 22,800 a | 1,243,512 |
| Park Electrochemical | 18,500 | 478,225 |
| PC-Tel | 15,300 a | 104,040 |
| Perficient | 20,600 a | 163,564 |
| Pericom Semiconductor | 13,000 a | 190,840 |
| Phoenix Technologies | 13,000 a | 203,580 |
| Photon Dynamics | 11,000 a,b | 116,600 |
| Photronics | 25,000 a | 238,750 |
| Planar Systems | 12,400 a,b | 49,724 |
| Plexus | 31,000 a | 869,550 |
| Progress Software | 32,000 a | 957,440 |
| Quality Systems | 11,500 b | 343,505 |
| Radiant Systems | 17,700 a | 247,269 |
| Radisys | 13,400 a,b | 135,206 |
| Rogers | 10,300 a,b | 344,123 |
| Rudolph Technologies | 22,100 a | 215,917 |
| ScanSource | 16,600 a,b | 600,754 |
| Secure Computing | 37,800 a | 243,810 |
| SI International | 9,500 a,b | 182,305 |
| Skyworks Solutions | 106,000 a | 771,680 |
| Smith Micro Software | 18,100 a,b | 110,772 |
| Sonic Solutions | 18,000 a,b | 173,700 |
| SPSS | 14,000 a | 542,920 |
| Standard Microsystems | 16,800 a,b | 490,224 |
| StarTek | 2,300 a | 21,183 |
| Stratasys | 13,000 a,b | 231,400 |
| Supertex | 11,100 a | 226,551 |
| Sykes Enterprises | 24,500 a | 430,955 |
| Symmetricom | 34,000 a,b | 118,660 |
| Synaptics | 15,000 a,b | 358,200 |
| SYNNEX | 10,900 a,b | 231,298 |
| Take-Two Interactive Software | 47,650 a | 1,216,028 |
| Technitrol | 30,700 | 710,091 |
| THQ | 39,550 a,b | 862,190 |
| Tollgrade Communications | 11,000 a | 57,640 |
| Trimble Navigation | 78,300 a | 2,238,597 |
| TTM Technologies | 24,000 a | 271,680 |
| Tyler Technologies | 21,600 a | 301,968 |
| Ultratech | 10,400 a | 99,944 |
| United Online | 49,150 b | 519,024 |
| Varian Semiconductor Equipment Associates | 51,575 a | 1,451,836 |
| Veeco Instruments | 18,000 a,b | 299,340 |
| ViaSat | 17,600 a | 382,272 |
| Websense | 29,100 a | 545,625 |
| Wright Express | 28,500 a | 875,805 |
| X-Rite | 14,300 a | 85,371 |

| | | 62,251,942 |
|---|---|---|
| **Materials--3.4%** | | |
| A.M. Castle & Co. | 7,600 b | 205,200 |
| AMCOL International | 10,650 b | 332,600 |
| Arch Chemicals | 14,300 | 532,818 |
| Brush Engineered Materials | 12,400 a,b | 318,308 |
| Buckeye Technologies | 28,000 a | 312,480 |
| Century Aluminum | 18,900 a,b | 1,251,936 |
| Chesapeake | 12,400 b | 59,644 |
| Deltic Timber | 5,700 b | 317,490 |
| Gibraltar Industries | 16,850 b | 197,651 |
| Headwaters | 28,000 a,b | 369,320 |
| Myers Industries | 20,002 b | 262,626 |
| Neenah Paper | 8,350 b | 215,263 |
| NewMarket | 9,600 | 724,320 |
| Omnova Solutions | 25,000 a | 99,750 |
| Penford | 3,000 | 65,190 |
| PolyOne | 57,000 a,b | 363,090 |
| Quaker Chemical | 6,900 | 215,901 |
| Quanex | 24,350 | 1,259,869 |
| Rock-Tenn, Cl. A | 25,300 | 758,241 |
| RTI International Metals | 14,200 a | 641,982 |
| Schulman (A.) | 23,300 | 478,349 |
| Schweitzer-Mauduit International | 12,000 | 277,680 |
| Texas Industries | 15,850 b | 952,744 |
| Tronox, Cl. B | 31,100 b | 121,290 |
| Wausau Paper | 30,000 | 247,800 |
| Zep | 14,050 b | 227,891 |
| | | **10,809,433** |
| **Telecommunication Services--.2%** | | |
| Fairpoint Communications | 50,500 | 455,510 |
| General Communication, Cl. A | 27,500 a | 168,850 |
| | | **624,360** |
| **Utilities--4.7%** | | |
| Allete | 15,600 | 602,472 |
| American States Water | 8,450 b | 304,200 |
| Atmos Energy | 64,500 | 1,644,750 |
| Avista | 41,400 | 809,784 |
| Central Vermont Public Service | 7,850 | 187,615 |
| CH Energy Group | 8,200 b | 318,980 |
| Cleco | 42,800 | 949,304 |
| El Paso Electric | 27,700 a | 591,949 |
| Laclede Group | 17,600 | 627,088 |
| New Jersey Resources | 32,100 | 996,705 |
| Northwest Natural Gas | 16,500 b | 716,760 |
| Piedmont Natural Gas | 47,700 b | 1,252,602 |
| South Jersey Industries | 19,800 b | 695,178 |
| Southern Union | 77,443 | 1,802,099 |
| Southwest Gas | 28,500 | 796,860 |
| UGI | 67,100 | 1,672,132 |
| UIL Holdings | 15,400 b | 464,002 |
| UniSource Energy | 17,250 | 383,985 |

|  |  |  | 14,816,465 |
|---|---|---|---|
| **Total Common Stocks** |  |  |  |
| (cost $261,822,730) |  |  | **315,928,413** |

| **Short-Term Investments--.1%** | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** |  |  |
| 1.18%, 6/26/08 | 50,000 c | 49,849 |
| 2.01%, 5/29/08 | 100,000 c | 99,780 |
| 2.13%, 5/8/08 | 75,000 c | 74,904 |
| 2.15%, 5/15/08 | 100,000 c | 99,847 |
| 2.23%, 4/24/08 | 25,000 c | 24,982 |
| 3.18%, 4/3/08 | 50,000 | 49,998 |
| **Total Short-Term Investments** |  |  |
| (cost $399,064) |  | **399,360** |

| **Other Investment--1.3%** | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** |  |  |
| Dreyfus Institutional Preferred |  |  |
| Plus Money Market Fund |  |  |
| (cost $4,210,000) | 4,210,000 d | **4,210,000** |
| **Investment of Cash Collateral for** |  |  |
| **Securities Loaned--32.9%** |  |  |
| **Registered Investment Company;** |  |  |
| Dreyfus Institutional Cash |  |  |
| Advantage Plus Fund |  |  |
| (cost $104,702,137) | 104,702,137 d | **104,702,137** |
| **Total Investments** (cost $371,133,931) | **133.8%** | **425,239,910** |
| **Liabilities, Less Cash and Receivables** | **(33.8%)** | **(107,462,507)** |
| **Net Assets** | **100.0%** | **317,777,403** |

a   Non-income producing security.

b   All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on
    loan is $101,472,824 and the total market value of the collateral held by the portfolio is $104,702,137.

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $371,133,931.  Net unrealized
appreciation on investments was $54,105,979 of which $91,249,748 related to appreciated investment securities and $37,143,769
related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF FINANCIAL FUTURES
**March 31, 2008 (Unaudited)**

|  | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation/ (Depreciation) at 3/31/2008 ($) |
|---|---|---|---|---|
| **Financial Futures Long** |  |  |  |  |
| Russell 2000 E-mini | 47 | 3,243,000 | June 2008 | **(20,258)** |

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

| Valuation Inputs | Investments in Securities ($) | Other Financial Instruments* ($) |
|---|---|---|
| Level 1 - Quoted Prices | 424,840,550 | (20,258) |
| Level 2 - Other Significant Observable Inputs | 399,360 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 425,239,910 | (20,258) |

* Other financial instruments include futures, forwards and swap contracts.

# STATEMENT OF INVESTMENTS
**Dreyfus Investment Portfolios, Technology Growth Portfolio**
**March 31, 2008 (Unaudited)**

| Common Stocks--95.5% | Shares | Value ($) |
|---|---:|---:|
| **Consumer Discretionary--2.9%** | | |
| Garmin | 33,221 a | 1,794,266 |
| International Game Technology | 57,390 | 2,307,652 |
| | | **4,101,918** |
| **Exchange Traded Funds--1.4%** | | |
| Technology Select Sector SPDR Fund | 87,765 a | **1,965,936** |
| **Industrials--.8%** | | |
| First Solar | 4,616 b | **1,066,942** |
| **Information Technology--81.4%** | | |
| Accenture, Cl. A | 149,780 | 5,267,763 |
| Activision | 48,247 b | 1,317,626 |
| Adobe Systems | 121,889 b | 4,338,030 |
| Akamai Technologies | 108,526 a,b | 3,056,092 |
| Amdocs | 28,090 b | 796,632 |
| Amphenol, Cl. A | 43,921 | 1,636,057 |
| Analog Devices | 49,441 | 1,459,498 |
| Apple | 29,364 b | 4,213,734 |
| Applied Materials | 46,245 | 902,240 |
| Automatic Data Processing | 135,820 | 5,757,410 |
| BMC Software | 43,093 b | 1,401,384 |
| Check Point Software Technologies | 24,841 b | 556,438 |
| Ciena | 26,342 a,b | 812,124 |
| Cisco Systems | 126,159 b | 3,039,170 |
| Cognizant Technology Solutions, Cl. A | 161,604 b | 4,659,043 |
| Concur Technologies | 21,362 a,b | 663,290 |
| Corning | 176,035 | 4,231,881 |
| Electronic Arts | 42,498 b | 2,121,500 |
| EMC | 45,442 b | 651,638 |
| Fiserv | 30,740 b | 1,478,287 |
| Google, Cl. A | 5,789 b | 2,549,881 |
| Hewlett-Packard | 116,457 | 5,317,427 |
| Infosys Technologies, ADR | 32,145 | 1,149,827 |
| Intel | 164,972 | 3,494,107 |
| International Business Machines | 44,633 | 5,139,044 |
| Intersil, Cl. A | 56,514 | 1,450,714 |
| Juniper Networks | 45,479 b | 1,136,975 |
| KLA-Tencor | 28,208 a | 1,046,517 |
| McAfee | 43,608 b | 1,442,989 |
| MEMC Electronic Materials | 37,520 b | 2,660,168 |
| Microchip Technology | 42,170 a | 1,380,224 |
| Microsoft | 200,926 | 5,702,280 |
| National Semiconductor | 42,155 | 772,280 |
| NAVTEQ | 17,690 b | 1,202,920 |
| NetApp | 80,480 a,b | 1,613,624 |
| NeuStar, Cl. A | 150,409 a,b | 3,982,830 |
| Nintendo, ADR | 9,887 | 637,279 |
| NVIDIA | 16,526 b | 327,050 |
| Oracle | 183,353 b | 3,586,385 |
| QUALCOMM | 117,367 | 4,812,047 |
| Research In Motion | 13,580 b | 1,524,083 |
| SAP, ADR | 26,562 a | 1,316,678 |

| | | |
|---|---:|---:|
| Shanda Interactive Entertainment, | | |
| ADR | 19,347 b | 562,998 |
| Sonus Networks | 120,940 a,b | 416,034 |
| Teradata | 16,484 b | 363,637 |
| Texas Instruments | 163,219 | 4,614,201 |
| Trimble Navigation | 105,141 b | 3,005,981 |
| Tyco Electronics | 43,876 | 1,505,824 |
| Varian Semiconductor Equipment | | |
| Associates | 30,740 b | 865,331 |
| Visa, Cl. A | 16,650 b | 1,038,294 |
| Western Union | 66,070 | 1,405,309 |
| Yahoo! | 25,400 a,b | 734,822 |
| | | **115,117,597** |
| **Telecommunication Services--9.0%** | | |
| American Tower, Cl. A | 82,749 b | 3,244,588 |
| AT & T | 117,349 | 4,494,467 |
| Crown Castle International | 36,150 b | 1,246,813 |
| Verizon Communications | 104,042 | 3,792,331 |
| | | **12,778,199** |
| **Total Common Stocks** | | |
| (cost $146,464,034) | | **135,030,592** |

**Other Investment--3.5%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $4,902,718) | 4,902,718 c | **4,902,718** |

**Investment of Cash Collateral for**
**Securities Loaned--8.9%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Fund | | |
| (cost $12,593,094) | 12,593,094 c | **12,593,094** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $163,959,846) | **107.9%** | **152,526,404** |
| **Liabilities, Less Cash and Receivables** | **(7.9%)** | **(11,142,404)** |
| **Net Assets** | **100.0%** | **141,384,000** |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At March 31, 2008, the total market value of the portfolio's securities on loan
    is $11,339,683 and the total market value of the collateral held by the portfolio is $12,593,094.

b    Non-income producing security.

c    Investment in affiliated money market mutual fund.

At March 31, 2008, the aggregate cost of investment securities for income tax purposes was $163,959,846.  Net unrealized
depreciation on investments was $11,433,442 of which $2,459,437 related to appreciated investment securities and $13,892,879
related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried

at fair value:

| Valuation Inputs | Investments in Securities ($) | Other Financial Instruments* ($) |
|---|---|---|
| Level 1 - Quoted Prices | 152,526,404 | 0 |
| Level 2 - Other Significant Observable Inputs | 0 | 0 |
| Level 3 - Significant Unobservable Inputs | 0 | 0 |
| Total | 152,526,404 | 0 |

* Other financial instruments include futures, forwards and swap contracts.